Exhibit 12

Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(Millions)
Earnings:
Income before income taxes	$1,149	$1,333	$1,650	$1,264	$1,067
Less: Equity earnings (1)	(104)	(111)	(142)	(109)	(81)
Income before income taxes and equity earnings	1,045	1,222	1,508	1,155	986
Add:
Fixed charges:
Interest incurred (1)	477	458	439	399	262
Rental expense representative of interest factor	10	8	7	7	9
Total fixed charges	487	466	446	406	271
Distributed income of equity method investees (1)	152	160	167	133	78
Less:
Interest capitalized	(90)	(54)	(24)	(35)	(60)
Total earnings as adjusted	$1,594	$1,794	$2,097	$1,659	$1,275
Fixed charges	$487	$466	$446	$406	$271
Ratio of earnings to fixed charges	3.27	3.85	4.70	4.09	4.70

(1)	Prior years have been recast to include the effect of 50%-owned companies.